UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Oncobiologics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68235M105

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68235M105

1.	Names of Reporting Person: Pankaj Mohan, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (see instructions):
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization: USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 7,275,361
	6.	Shared Voting Power: 619,114 (1)
	7.	Sole Dispositive Power: 7,275,361
	8.	Shared Dispositive Power: 619,114 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,894,475
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions): ☐
11.	Percent of Class Represented by Amount in Row 9: Approximately 32.9%(2)
12.	Type of Reporting Person (see instructions): IN

(1)	Includes 39,405 shares held directly by Dr. Mohan’s child, 492,753 shares held directly by Dr. Mohan’s spouse and 86,956 shares held in a family trust for which Dr. Mohan’s spouse serves as trustee.
(2)	The percentage calculation is based on 23,578,942 shares of the Issuer’s common stock outstanding as of December 28, 2016 as reported on the Issuer’s Form 10-K for the year ended September 30, 2016 filed on such date.

Item 1(a).	Name of Issuer:

Oncobiologics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

7 Clarke Drive, Cranbury, New Jersey 08512

Item 2(a).	Name of Person Filing:

Pankaj Mohan, Ph.D.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Same as Item1(b)

Item 2(c).	Citizenship:

See Row 4 of cover page.

Item 2(d).	Title of Class of Securities: Common Stock, $0.01 par value per share

Item 2(e).	CUSIP Number: 68235M105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable.

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned:

See Row 9 of cover page.

(b)	Percent of Class:

See Row 11 of cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:       ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 19, 2017
Date

/s/ Pankaj Mohan
Pankaj Mohan, Ph.D.
Individually